SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

KOCH FOREST PRODUCTS, INC.

KOCH INDUSTRIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $.80 per Share

(Titles of Classes of Securities)

373298108

(CUSIP Number of Class of Securities)

Steven J. Feilmeier

Senior Vice President - Chief Financial Officer

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Tye G. Darland, Esq. Raffaele G. Fazio, Esq. Koch Industries, Inc. 4111 East 37th Street North Wichita, Kansas 67220 (316) 828-5500	Mark D. Gerstein, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,767,500,272	$1,502,735

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 265,989,589 shares of common stock, par value $.80 per share, of Georgia-Pacific at a purchase price of $48.00 per share. Such number of shares consists of (i) 259,137,551 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) 6,852,038 shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Georgia-Pacific shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011770 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,502,735	Filing Party: Koch Industries, Inc.
Form or Registration No. Schedule TO-T	Date Filed: November 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, by Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), and Koch Industries, relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.80 per share (the “Shares”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a purchase price of $48.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2005, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendments to Offer to Purchase

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The “Table of Contents” of the Offer to Purchase is hereby amended by deleting the word “Certain” from the item titled “Certain U.S. Federal Income Tax Consequences” and replacing it with the word “Material”.

(2) The “Introduction” of the Offer to Purchase is hereby amended by deleting the first paragraph on page 10 of the Offer to Purchase and replacing it with the following:

“The material U.S. federal tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.””

(3) Section 2 (“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase is hereby amended by deleting the third full paragraph on page 17 of the Offer to Purchase and replacing it with the following:

“If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer to the Depositary’s account at the Book-Entry Transfer Facility according to the procedures set forth in Section 3–“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.”

(4) Section 3 (“Procedure for Tendering Shares”) of the Offer to Purchase is hereby amended by deleting the words “Section 5—“Certain U.S. Federal Income Tax Consequences”” from the sub-section titled “Backup Withholding” on page 21 of the Offer to Purchase and replacing it with the words “Section 5—“Material U.S. Federal Income Tax Consequences.””

(5) Section 5 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase is hereby amended by deleting the title of such section on page 22 of the Offer to Purchase and replacing it with the following:

“5. Material U.S. Federal Income Tax Consequences”

(6) Section 5 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph of such section on page 22 of the Offer to Purchase and replacing it with the following:

“The following discussion describes the material U.S. federal income tax consequences expected to result to the holder of Shares whose Shares are sold in the Offer or converted to cash in the Merger.”

(7) Section 8 (“Certain Information Concerning Georgia-Pacific”) of the Offer to Purchase is hereby amended by adding the following sentence at the end of the third paragraph on page 29 of the Offer to Purchase:

“Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Georgia-Pacific’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 and Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2005 are not applicable to the Offer.”

(8) Section 9 (“Certain Information Concerning Koch Industries and the Purchaser”) of the Offer to Purchase is hereby amended by deleting the fifth and sixth paragraphs under the sub-section captioned “Koch Industries and the Purchaser” on pages 30 and 31 of the Offer to Purchase and replacing them with the following:

“Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Koch Industries, the Purchaser, the Intermediate Companies or any associate or majority-owned subsidiary of Koch Industries or the Purchaser nor, based on responses to officers’ and directors’ questionnaires provided to the Purchaser, Mr. Charles Koch, Mr. David Koch, any of the other persons listed in Schedule I or any associate or other majority-owned subsidiary of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Georgia-Pacific and (ii) neither Koch Industries, the Purchaser, the Intermediate Companies or any associate or majority-owned subsidiary of Koch Industries or the Purchaser nor, based on responses to officers’ and directors’ questionnaires provided to the Purchaser, any of the other persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Georgia-Pacific during the past 60 days.

Except as set forth in this Offer to Purchase, none of Koch Industries, the Purchaser or the Intermediate Companies, nor, based on responses to officers’ and directors’ questionnaires provided to the Purchaser, Mr. Charles Koch, Mr. David Koch or any of the other persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Georgia-Pacific or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Koch Industries or any of its subsidiaries (including the Purchaser), or, based on responses to officers’ and directors’ questionnaires provided to the Purchaser, Mr. Charles Koch, Mr. David Koch or any of the other persons listed in Schedule I to this Offer to Purchase, on the one hand, and Georgia-Pacific or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Koch Industries, the Purchaser, the Intermediate Companies or, based on responses to officers’ and directors’ questionnaires provided to the Purchaser, Mr. Charles Koch, Mr. David Koch or the other persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Koch Industries, the Purchaser, the Intermediate Companies or, based on responses to officers’ and directors’ questionnaires provided to the Purchaser, Mr. Charles Koch, Mr. David Koch or the other persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

(9) Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such section:

“Amended Commitment Letter. On November 22, 2005, we entered into a second amended and restated commitment letter with Citigroup, Banc of America Securities LLC, Deutsche Bank Securities Inc., Deutsche Bank AG, NY Branch, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. relating to the tender facility and the merger facilities. Under the second amended and restated commitment letter, Citigroup, Banc of America Securities, Deutsche Bank and JPMorgan (or their respective affiliates) committed, severally and not jointly, to provide 45%, 18 1/3%, 18 1/3% and 18 1/3% of each of the facilities, respectively. In addition, the second amended and restated commitment letter allocates among the parties various administrative roles in connection with the facilities. The terms of the second amended and restated commitment letter are otherwise substantially identical to the terms of the prior commitment letter with Citigroup. This summary of the second amended and restated commitment letter is qualified in its entirety by reference to the second amended and restated commitment letter filed as an exhibit to the Schedule TO filed with the SEC, which is incorporated by reference herein. Shareholders are urged to read the second amended and restated commitment letter in its entirety.”

(10) Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the sub-section captioned “Antitrust Matters—United States” in Section 15 of the Offer to Purchase:

“The waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger expired on December 1, 2005. The expiration of the waiting period under the HSR Act satisfies the HSR Condition to the Offer.”

(11) Section 16 (“Fees and Expenses”) of the Offer to Purchase is hereby amended by deleting the second sentence in the second paragraph of such section on pages 75 and 76 of the Offer to Purchase and replacing it with the following:

“Koch Industries has agreed to pay Citigroup aggregate compensation of $30 million for its services as financial advisor to Koch Industries in connection with this transaction and for acting as Dealer Manager in connection with the Offer. In the event that the Merger Agreement is terminated and, during the term of Citigroup’s engagement or within 18 months thereafter, Koch Industries receives the Termination Fee, then Koch Industries will instead pay Citigroup an amount equal to $20 million. Koch Industries will also reimburse Citigroup for its reasonable out of pocket expenses incurred in connection with its engagement as financial advisor and Dealer Manager.”

(12) Section 17 (“Legal Proceedings”) of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such section:

“On November 28, 2005, counsel to the Indiana State District Council of Laborers and HOD Carriers Pension Fund (the “Indiana Pension Fund”), demanded, pursuant to Georgia Business Corporation Code §14-2-742 relating to shareholder derivative proceedings, that Georgia-Pacific’s board of directors investigate and bring legal action for remedial and all other appropriate relief against the directors and officers of Georgia-Pacific who, according to the Indiana Pension Fund, violated their fiduciary obligations owed to Georgia-Pacific, and in the interim demanded that the Georgia-Pacific board of directors, by no later than December 1, 2005, agree in writing to suspend the proposed Offer and Merger until after an independent investigation into the fairness of the proposed transactions contemplated by the Merger Agreement as to Georgia-Pacific and its shareholders has been completed. The demand alleges, among other things, that Georgia-Pacific’s directors and officers breached their fiduciary duties and engaged in self-dealing in connection with the proposed transactions contemplated by the Merger Agreement. Georgia-Pacific has indicated that the Georgia-Pacific board of directors is reserving its right to investigate the demand consistent with applicable law and that it has reserved all other rights and defenses under Georgia law.”

Amendments to the Letter of Transmittal

Notwithstanding the terms of the Letter of Transmittal, the Letter of Transmittal and Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Letter of Transmittal, are hereby amended and supplemented as follows:

(1) The Letter of Transmittal is hereby amended by deleting the first full paragraph on page 5 of the Letter of Transmittal and replacing it with the following:

        “The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described in the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment). Without limiting the foregoing, if the price to be paid in the Offer is amended in accordance with the Merger Agreement (as defined in the Offer to Purchase), the price to be paid to the undersigned will be the amended price despite the fact that a different price is stated in this Letter of Transmittal. Under certain circumstances set forth in the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Shares tendered hereby. All questions as to validity, form and eligibility of any tender of Shares hereby will be determined by the Purchaser (which may delegate power in whole or in part to the Depositary) and such determination shall be final and binding.”

(2) The Letter of Transmittal is hereby amended by deleting the second full paragraph on page 5 of the Letter of Transmittal and replacing it with the following:

“The Purchaser reserves the right to assign to Koch Industries and/or one or more wholly-owned subsidiaries of Koch Industries any of its rights under the Merger Agreement, including the right to purchase Shares tendered in the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the undersigned’s rights to receive payment for Shares validly tendered and accepted for payment in the Offer.”

(3) The Letter of Transmittal is hereby amended by deleting the last sentence in the third full paragraph on page 5 of the Letter of Transmittal and replacing it with the following:

“The Purchaser has no obligation under the “Special Payment Instructions” to transfer any Shares from the name of the registered holder thereof if the Purchaser does not accept for payment any of the Shares so tendered.”

Miscellaneous

Item 11 of the Statement is amended and supplemented by adding the following to the end thereof:

“On December 2, 2005, Koch Industries issued a press release announcing that, on December 1, 2005, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger expired. The expiration of the waiting period under the HSR Act satisfies the HSR Condition to the Offer. A copy of the press release is filed as Exhibit (a)(1)(M) to the Statement and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(1)(L) Letter to All Participants in the Georgia-Pacific Corporation Employee Stock Purchase Plan.”

“(a)(1)(M) Press Release issued by Koch Industries on December 2, 2005.”

“(b)(3) Second Amended and Restated Commitment Letter, dated November 22, 2005, between Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Koch Forest Products Holding, LLC and the Purchaser.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INDUSTRIES, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Senior Vice President - Chief Financial Officer

KOCH FOREST PRODUCTS, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Vice President

Date: December 2, 2005

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase, dated November 17, 2005.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Notice of Guaranteed Delivery.*

(a	)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(G)	Press Release issued by Koch Industries on November 13, 2005 (incorporated by reference to the Schedule TO-C filed by Koch Industries with the SEC on November 14, 2005).

(a	)(1)(H)	Press Release issued by Koch Industries on November 17, 2005.*

(a	)(1)(I)	Summary Advertisement published November 17, 2005.*

(a	)(1)(J)	Press Release issued by Koch Industries on November 21, 2005.**

(a	)(1)(K)	Press Release issued by Koch Industries on November 25, 2005.***

(a	)(1)(L)	Letter to All Participants in the Georgia-Pacific Corporation Employee Stock Purchase Plan.

(a	)(1)(M)	Press Release issued by Koch Industries on December 2, 2005.

(b	)(1)	Commitment Letter, dated November 2, 2005, between Citigroup Global Markets Inc. and Koch Industries.*

(b	)(2)	Amended and Restated Commitment Letter, dated November 13, 2005, between Citigroup Global Markets Inc., Koch Forest Products Holding, LLC and the Purchaser.*

(b	)(3)	Second Amended and Restated Commitment Letter, dated November 22, 2005, between Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Koch Forest Products Holding, LLC and the Purchaser.

(c	)	Not applicable.

(d	)(1)	Agreement and Plan of Merger, dated as of November 13, 2005, among Koch Industries, the Purchaser and Georgia-Pacific.*

(d	)(2)	Confidentiality Agreement, dated October 12, 2005, by and between Georgia-Pacific and Koch Industries.*

(d	)(3)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowle, et al., Case No. 2005CVI08796, filed November 16, 2005.*

(d	)(4)	Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowle, et al., Case No. 2005CVI08796, filed November 22, 2005.***

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed with the Statement on November 17, 2005.
**	Previously filed with Amendment No. 1 to the Statement on November 21, 2005.
***	Previously filed with Amendment No. 2 to the Statement on November 25, 2005.